Exhibit 99.1

FOXTEL GROUP

Report of Independent Auditors

To the Members of Sky Cable Pty Limited

We have audited the accompanying combined financial statements of the Foxtel Group, which is comprised of Foxtel Partnership, Foxtel Management Pty Ltd, Customer Services Pty Ltd, Foxtel Cable Television Pty Ltd, Foxtel Television Partnership and their controlled entities. The combined financial statements comprise of the combined balance sheet as of June 30, 2015 and 2014, and the related combined statement of operations, comprehensive income, partners’ deficit and cash flows for each of the three years in the period ended June 30, 2015, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Foxtel Group at June 30, 2015 and 2014, and the combined results of its operations and its cash flows for each of the three years in the period ended June 30, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Sydney, Australia

August 11, 2015

FOXTEL GROUP

COMBINED STATEMENTS OF OPERATIONS

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	For the years ended June 30,
	2015	2014	2013
Revenues (including $745,291, $678,895 and $644,333, respectively from related parties)	$3,175,928	$3,154,354	$3,103,422
Operating expenses (including $669,086, $584,996 and $574,588, respectively to related parties)	(1,634,821)	(1,544,640)	(1,604,293)
Selling, general and administrative	(636,826)	(626,919)	(591,245)
Depreciation and amortization	(381,426)	(380,507)	(429,439)
Equity earnings of affiliates	1,374	6,418	5,225
Interest expense, net	(217,911)	(221,879)	(224,673)
Foreign exchange and other (losses) / gains on hedges, net	(3,442)	(26,289)	753

Income before income tax expense	302,876	360,538	259,750
Income tax expense	(31,824)	(23,447)	(29,910)

Net income	271,052	337,091	229,840
Less: Net profit attributable to noncontrolling interests	(205)	(119)	—

Net income attributable to Foxtel Group	$270,847	$336,972	$229,840

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	For the years ended June 30,
	2015	2014	2013
Net income	$271,052	$337,091	$229,840
Other comprehensive income / (loss):
Net change in the fair value of cash flow hedges taken to equity ($nil tax impact)	4,494	(34,653)	30,666

Other comprehensive income / (loss)	4,494	(34,653)	30,666

Comprehensive income	275,546	302,438	260,506

Less: Net profit attributable to noncontrolling interests	(205)	(119)	—

Comprehensive income attributable to Foxtel Group	$275,341	$302,319	$260,506

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

COMBINED BALANCE SHEETS

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	As of June 30,
	2015	2014
Assets:
Current assets:
Cash and cash equivalents	$40,688	$34,152
Receivables, net (including $26,347 and $20,792 due from related parties) (Note 2 and 10)	237,093	201,410
Inventories, net (Note 4)	228,201	174,051
Derivative financial instruments (Note 8)	17,649	5,040
Prepayments	38,933	57,857
Deferred income taxes (Note 9)	25,225	15,917
Other current assets	39,097	31,803

Total current assets	626,886	520,230
Non-current assets:
Inventories, net (Note 4)	239,218	151,694
Equity method investments	5,278	5,781
Derivative financial instruments (Note 8)	153,699	—
Property and equipment, net (Note 5)	827,827	715,454
Intangible assets, net (Note 6)	64,062	124,904
Goodwill (Note 6)	1,933,197	1,933,197
Deferred income taxes (Note 9)	24,769	38,487
Other non-current assets	5,157	6,890

Total assets	$3,880,093	$3,496,637

Liabilities and Equity:
Current liabilities:
Borrowings (Note 7)	$305	$33,789
Trade payables (third parties)	336,870	273,044
Trade payables (related parties) (Note 10)	137,723	106,051
Accrued expenses and other payables	190,570	187,695
Income tax payable	9,788	25,183
Deferred revenue	211,351	191,198
Derivative financial instruments (Note 8)	10,675	4,975
Deferred income taxes (Note 9)	349	887
Other current liabilities	59,118	43,515

Total current liabilities	956,749	866,337
Non-current liabilities:
Borrowings (third parties) (Note 7)	2,324,413	2,043,622
Borrowings (related parties) (Note 7 and 10)	902,580	902,580
Derivative financial instruments (Note 8)	44,536	76,931
Deferred income taxes (Note 9)	146	2,272
Other non-current liabilities	58,634	37,406
Commitments and contingencies (Note 11)	—	—
Deficit: (Note 2)
Partners’ capital	1,057,650	1,057,650
Accumulated deficit	(1,465,446)	(1,486,293)
Accumulated other comprehensive income / (loss)	507	(3,987)

Total Foxtel Group’s deficit	(407,289)	(432,630)
Noncontrolling interest	324	119

Total deficit	(406,965)	(432,511)

Total liabilities and equity	$3,880,093	$3,496,637

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

COMBINED STATEMENTS OF CASH FLOWS

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	For the years ended June 30,
	2015	2014	2013
Cash flows from operating activities:
Net income	$271,052	$337,091	$229,840
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	381,426	380,507	429,439
Loss on disposal of property and equipment	—	3	7,705
Equity earnings of affiliates	(1,374)	(6,418)	(5,225)
Deferred income taxes	1,746	(2,454)	26,678
Fair value adjustments and foreign currency translation	(23,182)	(6,244)	(37,000)
Noncash interest accrued on loan from partners	—	—	16,352
Changes in operating assets and liabilities, net of acquisitions:
Receivables, prepayments and other, net	(22,019)	(20,719)	(56,782)
Inventories, net	(141,673)	(44,800)	(49,564)
Trade payables and other liabilities	89,911	60,754	88,007

Net cash provided by operating activities	555,887	697,720	649,450

Cash flows from investing activities:
Acquisitions, net of cash acquired (Note 3)	—	—	(15,652)
Payments for property and equipment	(378,819)	(315,931)	(302,287)
Loan to equity investee	(3,885)	—	—
Distributions from equity investee	8,050	5,947	5,950

Net cash used in investing activities	(374,654)	(309,984)	(311,989)

Cash flows from financing activities:
Proceeds from borrowings	784,000	765,000	801,991
Repayment of borrowings	(708,129)	(819,311)	(849,695)
Payment of establishment fees	(2,550)	(4,327)	—
Payment of partners distributions	(250,000)	(330,000)	(310,000)

Net cash (used in) / provided by financing activities	(176,679)	(388,638)	(357,704)

Net increase / (decrease) in cash and cash equivalents	4,554	(902)	(20,243)
Cash and cash equivalents, beginning of year	34,152	34,319	54,562
Exchange movement on opening cash balance	1,982	735	—

Cash and cash equivalents, end of year	$40,688	$34,152	$34,319

Supplemental disclosure:
Interest paid—excluding net cash flows on economic hedges (undesignated swaps)	(210,564)	(217,464)	(192,175)
Interest paid—net cash flows on economic hedges (undesignated swaps)	(26,624)	(32,533)	(36,247)
Tax paid	(45,473)	(1,834)	—
Noncash investing and financing activities:
Noncash interest accrued on loan from partners	—	—	16,352

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

COMBINED STATEMENTS OF PARTNERS’ DEFICIT

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	Partners’ capital	Accumulated deficit	Accumulated other comprehensive (loss) / income	Total Foxtel Group’s deficit	Noncontrolling interests	Total deficit
Balance, June 30, 2012 (unaudited)	$1,057,650	$(1,413,105)	$—	$(355,455)	$—	$(355,455)
Net income	—	229,840	—	229,840	—	229,840
Other comprehensive income:
Net change in the fair value of cash flow hedges taken to equity ($nil tax impact)	—	—	30,666	30,666	—	30,666

Other comprehensive income	—	—	30,666	30,666	—	30,666
Partners distribution	—	(310,000)	—	(310,000)	—	(310,000)

Balance, June 30, 2013 (audited)	$1,057,650	$(1,493,265)	$30,666	$(404,949)	$—	$(404,949)
Net income	—	336,972	—	336,972	119	337,091
Other comprehensive income:
Net change in the fair value of cash flow hedges taken to equity ($nil tax impact)	—	—	(34,653)	(34,653)	—	(34,653)

Other comprehensive loss	—	—	(34,653)	(34,653)	—	(34,653)
Partners distribution	—	(330,000)	—	(330,000)	—	(330,000)

Balance, June 30, 2014 (audited)	$1,057,650	$(1,486,293)	$(3,987)	$(432,630)	$119	$(432,511)
Net income	—	270,847	—	270,847	205	271,052
Other comprehensive income:
Net change in the fair value of cash flow hedges taken to equity ($nil tax impact)	—	—	4,494	4,494	—	4,494

Other comprehensive income	—	—	4,494	4,494	—	4,494
Partners distribution	—	(250,000)	—	(250,000)	—	(250,000)

Balance, June 30, 2015 (audited)	$1,057,650	$(1,465,446)	$507	$(407,289)	$324	$(406,965)

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 1. DESCRIPTION OF BUSINESS

The Foxtel Group (see definition in Note 2, Basis of presentation and principles of combination) is the largest pay-TV provider in Australia. It is owned equally by Sky Cable Pty Limited, a subsidiary of News Corporation (hereafter both entities will be referred to as “News Corp”) and Telstra Media Pty Limited, a subsidiary of Telstra Corporation Limited (hereafter both entities will be referred to as “Telstra”), an Australian ASX-listed Telecommunications company (collectively referred to as “Partners”). The Foxtel Group has approximately 2.8 million subscribers as of June 30, 2015 through cable, satellite, IP, home phone and broadband distribution.

The Foxtel Group delivers more than 200 channels (including standard definition channels, high definition versions of some of those channels, and audio and interactive channels) covering news, sport, general entertainment, movies, documentaries, music and children’s programming. The Foxtel Group’s premium content includes FOX SPORTS Australia’s suite of sports channels such as FOX SPORTS 1, FOX SPORTS 2, FOX SPORTS 3, FOX SPORTS 4, FOX SPORTS 5, FOX FOOTY and FOX SPORTS NEWS and TV shows from HBO, FOX and Universal, among others. The Foxtel Group also owns and operates 32 channels, including general entertainment and movie channels, and sources an extensive range of movie programming through arrangements with major U.S. studios. The Foxtel Group’s channels are distributed to subscribers via both Telstra’s hybrid fibrecoaxial cable network and a long-term contracted satellite platform provided by Optus. The Foxtel Group offers versions of its services via the internet through Telstra’s T-Box platform, Foxtel Play, an Internet television service available on a number of compatible devices (including the Xbox platform, the Sony PlayStation platform, select Samsung, LG and Sony televisions, select Samsung Blu-ray players, and personal computers), and Foxtel Go, an Internet television service that allows subscribers to watch Foxtel channels via mobile devices and tablets. The Foxtel Group launched a Subscription Video on Demand (“SVOD”) joint venture with a subsidiary of Seven West Media Limited to distribute television programming to subscribers. This product complements Foxtel’s existing Presto Movies SVOD services. During the year ended June 30, 2015, the Foxtel Group also launched a new triple play bundle product offering, which consists of Foxtel’s existing pay TV services, sold together with broadband and/or home phone services, as well as iQ3, a next generation set-top box.

The Foxtel Group generates revenue primarily through subscription revenue as well as advertising revenue. For the year ended June 30, 2015 the Foxtel Group recorded revenues of $3.2 billion, net income before income taxes of $302.9 million, net interest expense of $217.9 million, depreciation and amortization of $381.4 million, foreign exchange and other (losses) / gains on hedges, net of $3.4 million and equity earnings of affiliates, of $1.4 million. Net cash provided by operating activities for the year ended June 30, 2015 was $555.9 million. The Foxtel Group made cash distributions to partners of $250 million in aggregate and paid interest of $108.3 million in aggregate on shareholder loans.

The Foxtel Group is a combination of corporate and partnership entities. At June 30, 2015, News Corp and Telstra equally own the Foxtel Group. Since inception, the partners’ have contributed $1.1 billion in capital to the Foxtel Group through one of the partnership structures, the Foxtel Partnership (a general partnership) which was used to fund the initial startup losses and required investments of the Foxtel Group. The Foxtel Group is profitable and cash generative, and the group provide distributions to partners from the Foxtel Partnership. In addition, the Foxtel Group has assessed the ability to make distributions based on financial performance, available cash and undrawn debt facilities. Net cash provided by operating activities has been $1.9 billion over the three year period ending June 30, 2015. Approved distributions to partners over the same three year period have totaled $890.0 million and are made from the accumulated profit account of the Foxtel Partnership. The combined financial statements of the Foxtel Group report an accumulated deficit at June 30, 2015 of $1.5 billion as the total returns to partners since inception are in excess of the aggregated earnings of the combined group in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

In May 2012, the Foxtel Group purchased Austar United Communications Pty Limited (“AUSTAR”) a subscription television business providing satellite and digital television services in regional and rural Australia. This combination created a national subscription television service in Australia. The AUSTAR transaction was funded by the Foxtel Group bank debt (“term debt”) and the partners made pro-rata capital contributions in the form of subordinated shareholder notes (“loan”) based on their respective ownership interest. These loans amounted to $902.6 million which includes accrued interest payable of $16.4 million as at June 30, 2015 and June 30, 2014. This term debt is in the form of Australian dollar fixed interest term debt and US private placement debt, predominantly US$ and floating interest rate. This debt exposes the Foxtel Group to foreign exchange currency rate risk and interest rate risk. The Foxtel Group uses a portfolio of interest rate swaps and cross currency interest rate swaps to mitigate exposure to these risks. The Foxtel Group also enter into foreign exchange contracts to convert US$ operating cost exposures to the Australian dollar. Where possible, the Foxtel Group designates all hedges to qualify for hedge accounting in U.S. GAAP.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of combination

The financial statements are prepared in accordance with U.S. GAAP and present, on a combined basis, the historical Australian dollar results of operations, comprehensive income, financial position and cash flows of the Foxtel Partnership, Foxtel Management Pty Ltd, Customer Services Pty Ltd, Foxtel Cable Television Pty Ltd, the Foxtel Television Partnership and their controlled entities, which collectively comprise the “Foxtel Group” or “the Group.”

Controlled entities are all those entities over which the Foxtel Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. Controlled entities are fully consolidated from the date on which control is transferred to the Foxtel Group. They are de-consolidated from the date that control ceases. All intercompany transactions and accounts within the Foxtel Group and its controlled entities have been eliminated. Accounting policies of controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Foxtel Group.

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform to the current year presentation.

Liquidity and partnership equity

The Foxtel Group’s combined financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the combined financial statements.

The Foxtel Group contains corporate and partnership structures. The partners’ capital of the Foxtel Group of $1.1 billion as of June 30, 2015 has been raised though the partnership structures (general partnerships). Distributions to partners are recorded against the accumulated profit account of the partnership paying the distribution. Approved returns of $890.0 million in aggregate have been made to partners over the past three years. Over the same period, net cash provided by operating activities has been $1.9 billion. The Foxtel Group has assessed the ability to make distributions based on financial performance, available cash and undrawn debt

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

facilities. This method of providing returns has resulted in negative aggregate net current assets of $329.9 million. The partners are obliged, under the terms of the partnership agreements, to contribute capital to the partnerships in order to achieve the business plan approved by the Partners and as such this contribution would fund any liability that the group does not meet from cash from operations through at least the next twelve months in the absence of any alternative funding options. In addition, aggregate net assets (excluding Borrowings from related parties) are $495.6 million and the Foxtel Group has available undrawn debt facilities of $201.3 million at June 30, 2015. Based on these factors, the Foxtel Group believes that the going concern basis is supported. The combined financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Foxtel Group be unable to continue as a going concern. Such adjustments could be material.

Business combinations

Business combinations are accounted for utilizing the guidance of Accounting Standards Codification (“ASC”) 805, “Business Combinations”. The purchase price of an acquisition is allocated to the assets acquired, including intangible assets and liabilities assumed, based on their respective fair values at the acquisition date. Any pre-acquisition contingencies, including contingent consideration, are recognized and measured at fair value (if possible) and liabilities related to contingent consideration are remeasured at fair value in each subsequent reporting period. The excess of the cost of an acquired entity over the net of the amounts assigned to the assets acquired and liabilities assumed is recognized as goodwill. The net assets and results of operations of an acquired entity are included in the Foxtel Group’s combined financial statements from the acquisition date.

The Foxtel Group has not incurred any acquisition and integration related costs during 2015, 2014 and 2013.

Use of estimates

The preparation of the Foxtel Group’s combined financial statements is in conformity with U.S. GAAP and requires management to make estimates and assumptions that affect the amounts that are reported in the combined financial statements and accompanying disclosures. Areas where management uses subjective judgment include, but are not limited to, determining the provision for accounts receivable, fair value hierarchy of financial instruments, fair value of financial instruments, estimation of useful lives of long-lived and intangible assets, impairment of goodwill and estimation of useful lives of other indefinite-lived intangible assets, amortization period of deferred installation revenue and installation costs, amortization period of programming rights, accounting for deferred income taxes, and assessing the valuation of the assets and liabilities assumed in a business combination. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Concentrations of Credit Risk

Cash and cash equivalents are maintained with several financial institutions. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal credit risk.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The Foxtel Group has no significant concentrations of credit risk in trade receivables, as trade receivable balances are made up of a large number of individually immaterial balances. The risk is mitigated by the Foxtel Group’s assessment of its customers’ creditworthiness and its ongoing monitoring process of outstanding balances. The Foxtel Group maintains reserves for estimated credit losses and these losses have generally been within expectations. Trade receivables (related parties) include amounts owing from Telstra as of June 30, 2015 and June 30, 2014 of $15.5 million and $14.2 million, respectively. This balance was within its terms of trade and no impairment was made as of June 30, 2015 or June 30, 2014, respectively. There are no guarantees against this receivable however management closely monitors the receivable balance on a monthly basis and is in regular contact with Telstra to mitigate risk. Beginning in the 2013 financial year, the Foxtel Group initiated a program whereby a portion of the monthly Telstra receivable is factored to a financial institution with no recourse. The receivables factored under this program are derecognized from the Foxtel Group’s combined balance sheet and the Foxtel Group has no continuing involvement. The costs of factoring of $4.1 million and $4.8 million were recorded in the combined statements of operations during the year ended June 30, 2015 and 2014, respectively.

The Foxtel Group monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its financial instruments. The Foxtel Group is exposed to credit loss in the event of nonperformance by the counterparties to the agreements. At June 30, 2015, the Foxtel Group did not anticipate nonperformance by any of the counterparties.

Receivables

Trade and other receivables are carried at net realizable value and are presented net of an allowance for doubtful accounts, which is an estimate of amounts that may not be collectible. The Foxtel Group’s receivables did not represent significant concentrations of credit risk as of June 30, 2015 or 2014 due to the high number of low valued receivables with debtors which have limited history of default with the Foxtel Group. No customer individually represented greater than 10% of the total accounts receivable as of June 30, 2015 or 2014. Other receivables are mainly comprised of Goods and Services Tax (“GST”) receivables, licensing fees and sub-licensing fees receivables. The allowances for doubtful accounts is estimated based on historical experience, significant financial difficulties of the debtor, delinquency in payments (more than 60 days overdue), current economic trends and specific identification of certain receivables that are at risk of not being paid. Receivable balances are written off after all collection effort has ceased.

Receivables, net consist of:

	As of June 30,
	2015	2014
	(in thousands)
Trade receivables	$181,329	$143,781
Trade receivables (related parties)	26,347	20,792
Other receivables	40,701	49,728
Allowances for doubtful accounts	(11,284)	(12,891)

Current receivables, net	$237,093	$201,410

There are no allowances recorded against receivables from related parties for all periods presented.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Inventories

Inventory principally consists of acquired program rights which are recorded at the lower of amortized cost or net realizable value. In accordance with ASC 920, “Entertainment-Broadcasters,” costs incurred in acquiring program rights are capitalized and amortized over the license period or projected useful life of the programming. Program rights and the related liabilities are recorded at the gross amounts of the liabilities when the license period has begun, the cost of the program is determinable and the program is accepted and available for airing. Any program rights that do not meet the criteria to be recorded are included in the commitments disclosure. All program rights are amortized on a straight-line basis over the period in which an economic benefit is expected to be derived based on the timing of the Foxtel Group’s usage of and benefit from such programming. If estimates of future cash flows are insufficient or if there is no plan to broadcast certain programming, an impairment charge is recognized in the combined statements of operations.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and include all direct costs and certain indirect costs associated with new subscriber installations, other property and equipment, technical equipment, and digital set top units. Depreciation on equipment is provided using the straight-line method over an estimated useful life of the assets as follows:

Leasehold improvements	4 to 7 years
Technical equipment	5 to 7 years
Digital set top units and installations	3 to 7 years
Other property and equipment	2 to 7 years

Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property are expensed as incurred and betterment that extends the useful life of property and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the combined statements of operations. Changes in circumstances, such as technological advances or changes to Foxtel Group’s business model or capital strategy could result in the actual useful lives differing from the Foxtel Group’s estimates. In those cases where the Foxtel Group determines that the useful life should be shortened, the Foxtel Group would depreciate the asset over its revised remaining useful life, thereby increasing depreciation expense.

In accordance with ASC 350-40 “Internal-use Software”, the Foxtel Group capitalizes certain costs incurred in connection with developing or obtaining internal use software. Costs incurred in the preliminary project stage are expensed. All direct costs incurred to develop internal use software during the development stage are capitalized and amortized using the straight-line method over the useful lives, estimated to be 2.5 years. Costs such as maintenance and training are expensed as incurred.

Leases

In accordance with ASC 840, “Leases”, leases for a lessee are classified at the inception date as either a capital lease or an operating lease.

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis over the applicable lease terms. The term used for straight-line

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

rent expense is calculated initially from the date that possession is obtained of the leased premises through the expected lease termination date. Certain lease agreements contain rent holidays which are considered in determining the straight-line rent expense to be recorded over the lease term. The terms of the leases do not contain rent escalation, contingent rent, renewal, or purchase options. There are no restrictions placed upon the Foxtel Group by entering into these leases.

Goodwill and intangible assets

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the identifiable assets acquired and the liabilities assumed of an acquired business. In accordance with ASC 350, “Goodwill and Other Intangible Assets”, (“ASC 350”) recorded goodwill amounts and other indefinite-lived intangible assets are not amortized, but rather are tested for impairment annually or more frequently if indicators of impairment are present.

Intangible assets

Intangible assets with finite useful lives are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives are amortized using the straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed.

Equity method investments

Investments in and advances to equity or joint ventures in which the Foxtel Group can exercise significant influence, but does not own a majority equity interest or control, are accounted for using the equity method of accounting in accordance with ASC 323 “Investments—Equity Method and Joint Ventures”. When the Foxtel Group owns an interest between 20% and 50%, it is presumed that the Foxtel Group is able to exercise significant influence.

Under the equity method of accounting the Foxtel Group includes its investment and amounts due to and from its equity method investments in its balance sheets. The Foxtel Group’s statements of operations include the Foxtel Group’s share of the investees’ earnings (losses) and the Foxtel Group’s statements of cash flows include all cash received from or paid to the equity investee.

The Foxtel Group’s investments comprised of a 35% investment in Nickelodeon Australia and Nickelodeon Australia Management Pty Ltd and a 50% investment in Presto TV Pty Limited. These investments are accounted for under the equity method of accounting.

Impairment assessments

In accordance with ASC 350, the Foxtel Group’s goodwill is tested annually during the fourth quarter for impairment or earlier if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill for impairment, the Foxtel Group has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Foxtel Group determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, the Foxtel Group is not required to perform any additional tests in assessing goodwill for impairment. However, if the Foxtel Group concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment test. Under the two-step impairment test, the first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Foxtel Group performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized as an impairment loss. Qualitative goodwill impairment tests were performed as of June 30, 2015 and 2014. No impairment loss was recorded for any of the years presented.

ASC 360, “Property, Plant and Equipment” and ASC 350 require that the Foxtel Group periodically reviews the carrying amounts of its long-lived assets, including property and equipment and finite-lived intangible assets, to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is recognized if the carrying value of such asset exceeds its fair value. The Foxtel Group generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets; accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell. No impairment charge was recorded for any of the years presented.

Equity method investees are regularly reviewed for impairment by comparing their fair value to their respective carrying amounts. As of June 30, 2015 and 2014, the equity method investments were not impaired.

Accrued employee liabilities

The liability for long service leave is recognized in other current and other non-current liabilities, depending on the unconditional right to defer settlement of the liability for at least twelve months after the reporting date. The liability is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted where applicable using market yields at the reporting date. Accrued liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within twelve months of the reporting date are recognized in other current liabilities in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

Borrowings

Loans and borrowings are initially recognized at the fair value of the consideration received. Transaction costs are recorded within other current assets (current portion) and other non-current assets (long-term portion) on the combined balance sheets. They are subsequently measured at amortized cost using the effective interest method. Where there is an unconditional right to defer settlement of the liability for at least twelve months after the reporting date, the loans or borrowings are classified as non-current.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Debt may also be considered extinguished when it has been modified and the terms of new debt instruments and old debt instruments are substantially different, as that term is defined in the debt modification guidance in ASC 470-50 “Debt—Modifications and Extinguishments”.

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service has been delivered and collectability is reasonably assured. The Foxtel Group considers the terms of each arrangement to determine the appropriate accounting treatment.

Subscriber revenue

Subscriber revenue represents a majority of the Foxtel Group’s revenues and is earned from pay television broadcast services, broadband and home phone services. Revenue is recognized in the period that the services are provided. Non-refundable subscriptions billed before the underlying service is provided to the customer are recorded as deferred revenue on the combined balance sheets. This revenue is then recognized in the combined statements of operations over the service period.

Other revenues

Advertising revenue is recognized in the period in which the advertising is broadcast. Installation revenue represents revenue earned from the installation of the Foxtel Group’s equipment and the connections to broadband and for home phone services at subscribers’ premises, which is recognized to the extent of subscriber acquisition costs expensed. Any amounts exceeding subscriber acquisition costs are deferred within deferred revenue on the combined balance sheets and amortized over the average life of the subscriber. Television facilities and service revenue represents revenues earned from the Foxtel Group’s services and are recognized in the period the services are provided, net of returns, trade allowances and duties and taxes paid.

Multiple-element arrangements

The Foxtel Group bundles and sells its cable, internet and phone services to its customers as part of a single arrangement. As each of the services included in the bundles are considered to be its own unit of accounting, the Foxtel Group accounts for each deliverable separately.

A separate unit of accounting exists where the deliverable has value to the customer on a stand-alone basis and any undelivered items cannot be terminated by the customer without incurring charges if the delivered item was returned.

The revenue to be recognized is allocated to each of the separate units based on the relative selling prices of each unit. If there is neither vendor specific objective evidence nor third party evidence for the selling price, then the item is measured based on the best estimate of the selling price of that unit. When allocating revenue to the separate units within an arrangement, the amount allocated to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (non-contingent amount). The non-contingent revenue allocated to each unit is then recognized in accordance with the revenue recognition policies above.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Subscriber acquisition costs

Subscriber acquisition costs primarily consist of amounts paid for third-party customer acquisitions, which consist of the cost of commissions paid to authorized retailers and dealers for subscribers added through their respective distribution channels and the cost of hardware and installation subsidies for subscribers. All costs, including hardware, installation and commissions, are expensed upon activation. However, where legal ownership is retained in the equipment, the cost of the equipment and direct and indirect installation costs are capitalized and depreciated over the useful life. Additional components of subscriber acquisition costs include the cost of print, radio and television advertising, which are expensed as incurred.

Operating expenses

Operating expenses on the combined statements of operations include costs related to satellite and broadband transmission costs, license and production costs, studio and engineering expense, and installation costs. Costs incurred for shipping and handling are reflected in operating expenses in the combined statements of operations.

Advertising expenses

The Foxtel Group expenses advertising costs as incurred in accordance with ASC 720-35, “Other Expenses—Advertising Cost.” Advertising and promotional expenses recognized totalled $120.5 million, $158.7 million and $176.0 million for the fiscal years ended June 30, 2015, 2014 and 2013, respectively. Advertising expenses are recognized in ‘Selling, General and Administrative’ in the combined statements of operations.

Translation of foreign currencies

The combined financial statements are presented in Australian dollars which is the Foxtel Group’s functional and presentation currency. Foreign transactions are translated into Australian dollars using the current rate method. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at closing rates on the period end date are recognized in the combined statements of operations within ‘Foreign exchange and other (losses) / gains on hedges, net’.

Income tax

Foxtel Partnership and Foxtel Television Partnership are taxed as a pass-through for Australian income tax purposes. The results of operations are included in the tax returns of the respective partners and not taxed at the Foxtel Group level.

The Foxtel Group includes a number of stand-alone taxpayers (Customer Services Pty Limited, Foxtel Cable Television Pty Limited, Foxtel Management Pty Limited, Multi Channel Network Pty Limited and Main Event Pty Limited) and two separate Australian tax consolidated groups, the Foxtel Holdings Pty Limited tax consolidated group and the XYZnetworks Pty Limited tax consolidated group (all collectively referred to as the “Foxtel taxpayers”). XYZnetworks is equally owned by Foxtel Partnership and Foxtel Holdings Pty Limited. The provision of income taxes for these entities is computed using the asset and liability method, pursuant to ASC 740, “Accounting for Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credits carried forward. Deferred

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the combined statements of operations in the period that includes the enactment date. ASC 740 requires an assessment of whether valuation allowances are needed against deferred tax assets based upon consideration of all available evidence using a “more likely than not” standard.

GST and other similar taxes

Revenues, expenses, assets (except receivables) and liabilities (except payables) are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense. Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST fully recoverable from, or payable to, the tax authority is included in other receivables or payables in the combined balance sheets.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

Fair value measurements

In accordance with ASC 820, “Fair Value Measurements” (“ASC 820”), the Foxtel Group measures assets and liabilities using inputs from the following three levels of the fair value hierarchy: (i) inputs that are quoted prices in active markets for identical assets or liabilities (“Level 1”); (ii) inputs other than quoted prices included within Level 1 that are observable, including quoted prices for similar assets or liabilities (“Level 2”); and (iii) unobservable inputs that require the entity to use its own best estimates about market participant assumptions (“Level 3”).

The Foxtel Group holds financial instruments that are considered to be Level 2 measurements and are measured at fair value on a recurring basis, including derivative instruments (see Note 8—Financial Instruments and Fair Value). There were no assets or liabilities measured using tiers of Level 3.

All carrying values of financial instruments reflect their fair value with the exception of:

•	the 2009 U.S. private placement borrowings which is carried at amortized cost of $193.3 million at June 30, 2015 and $190.8 million at June 30, 2014;

•

a portion of the 2012 U.S. private placement borrowings which is carried at amortized cost adjusted for fair value interest rate risk of $178.3 million at June 30, 2015. Prior to October 17, 2014, the entire US$500.0 million 2012 U.S. private placement borrowings was measured at amortized cost adjusted for fair value interest rate risk.

•

a portion of the 2012 U.S. private placement borrowings which is carried at amortized cost of $463.7 million at June 30, 2015. Prior to October 17, 2014, the entire US$500.0 million 2012 U.S. private placement borrowings was measured at amortized cost adjusted for fair value interest rate risk.

The fair value of the 2009 U.S. private placement borrowing at June 30, 2015 and June 30, 2014 was $213.4 million and $216.9 million, respectively. The fair value of the 2012 U.S. private placement borrowing at June 30, 2015 and June 30, 2014 was $675.8 million and $557.5 million. The fair value of the remaining borrowings is

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial instruments. The derivative financial instruments are recorded at estimated fair value. The carrying values of cash and cash equivalents (Level 1), receivables and trade and other payables approximate their fair values due to their short-term nature.

Financial instruments and derivatives

ASC 815, “Derivatives and Hedging” (“ASC 815”), requires derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the combined balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in the combined statements of operations unless specific hedge accounting criteria are met.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

For derivatives that will be accounted for as hedging instruments, the Foxtel Group formally designates and documents, at inception, the financial instrument as a hedge of a specific underlying exposure, the risk management objective and the strategy for undertaking the hedge transaction. In addition, the Foxtel Group formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments used in hedging transactions are effective at offsetting changes in either the fair values or cash flows of the related underlying exposures. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized into earnings.

The Foxtel Group determines the fair values of its derivatives using standard valuation models. The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of our exposure to the financial risks described above. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives, such as interest rates and foreign currency exchange rates. The Foxtel Group does not view the fair values of its derivatives in isolation, but rather in relation to the fair values or cash flows of the underlying hedged transactions or other exposures. All of the Foxtel Group’s derivatives are straightforward over-the-counter instruments with liquid markets. The carrying values of the derivatives reflect the impact of legally enforceable master netting agreements which allow the Foxtel Group to net settle positive and negative positions with the same counterparty. As the Foxtel Group does not intend to settle any derivatives at their net positions, derivative instruments are presented gross in the combined balance sheets.

The Foxtel Group has established strict counterparty credit guidelines whereby transactions are limited to financial institutions of investment grade or better and exposure limits are tiered with the majority of exposure falling within the AAA to AA- bucket. The Foxtel Group monitors counterparty exposures regularly and reviews any downgrade in credit rating immediately. To mitigate presettlement risk, minimum credit standards become more stringent as the duration of the derivative financial instrument increases. In addition, the Foxtel Group’s master netting agreements reduce credit risk by permitting the Foxtel Group to net settle for transactions with the same counterparty. To minimize the concentration of credit risk, the Group enters into derivative transactions with a portfolio of financial institutions. Based on these factors, the Group considers the risk of counterparty default to be minimal. The maximum amount of loss due to credit exposure is equivalent to the value of derivatives in an asset position as of June 30, 2015.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Cash flow hedges

Cash flow hedges are used to mitigate the Foxtel Group’s exposure to variability in cash flows that is attributable to particular risk associated with a highly probable forecast transaction or a recognized asset or liability which could affect income or expenses. The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income, whilst the ineffective portion is recognized in the combined statements of operations within ‘Foreign exchange and other (losses) / gains on hedges, net’. Amounts taken to equity remain in equity and are amortized to earnings when the hedged forecast transaction impacts income and are recorded within the same line item in the combined statements of operations to which the hedged item relates.

Cash flow hedges are tested for effectiveness on a regular basis both retrospectively and prospectively to ensure that each hedging relationship is highly effective so that it can continue to be designated as a cash flow hedge. If the forecasted transaction is no longer expected to occur, amounts recognized in equity are transferred to the combined statements of operations within ‘Foreign exchange and other (losses) / gains on hedges, net’. If the hedging instrument is sold, terminated, expires, exercised without replacement or rollover, or if the hedge becomes ineffective and is de-designated as a hedge, amounts previously recognized in equity remain in equity until the hedged forecast transaction affects earnings at which time the amounts are recorded in earnings within the same line item in the combined statements of operations to which the hedged item relates.

Fair value hedges

Fair value hedges are used to mitigate the Foxtel Group’s exposure to changes in the fair value of a recognized asset or liability, or an identified portion thereof that is attributable to a particular risk and could affect income or expenses. The hedged item is adjusted for gains and losses attributable to the risk being hedged and the derivative is remeasured to fair value. Gains and losses from both are taken to the combined statements of operations within ‘Foreign exchange and other (losses) / gains on hedges, net’.

Fair value hedge accounting is discontinued if the hedging instrument is sold, terminated, expires, exercised, no longer meets the criteria for hedge accounting or is de-designated as a hedge.

Economic hedges

Derivatives not designated in accounting hedge relationships are referred to as economic hedges. Economic hedges are those derivatives which Foxtel Group uses to mitigate their exposure to variability in the cash flows of a forecast transaction or the fair value of a recognized asset or liability, but which do not qualify for hedge accounting in accordance with ASC 815. The economic hedges are accounted for at fair value by recording the unrealized mark-to-market (fair value adjustment) in each period in the combined statements of operations within ‘Foreign exchange and other (losses) / gains on hedges, net’. Realized gains and losses on the economic hedges arising from the periodic cash flows and settlements that take place on these economic hedges (for example, interest or other cash flows) are also recorded in the combined statements of operations within ‘Foreign exchange and other (losses) / gains on hedges, net’.

Comprehensive income

Comprehensive income is defined to include all changes in partners’ equity except those resulting from investments by partners and distributions to partners. Among other disclosures, ASC 220, “Comprehensive

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Income” requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

Recently issued accounting pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-04, “Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date” (“ASU 2013-04”). The objective of ASU 2013-04 is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation (within the scope of this guidance) is fixed at the reporting date. Examples of obligations within the scope of ASU 2013-04 include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. ASU 2013-04 became effective for the Foxtel Group for interim reporting periods beginning July 1, 2014. The adoption of ASU 2013-04 did not have an impact on the Foxtel Group’s Financial Statements.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”). ASU 2013-11 clarifies guidance and eliminates diversity in practice on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. ASU 2013-11 became effective for the Foxtel Group for interim reporting periods beginning July 1, 2014. The adoption of ASU 2013-11 did not have an impact on the Foxtel Group’s Financial Statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 removes inconsistencies and differences in existing revenue requirements between GAAP and International Financial Reporting Standards (“IFRS”) and requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 will require companies to use more judgment and make more estimates, such as identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation, when determining the amount of revenue to recognize. On July 9, 2015, the FASB approved a one-year deferral of ASU 2014-09. ASU 2014-09 is effective for the Foxtel Group for annual and interim periods beginning July 1, 2018. Once effective, ASU 2014-09 can be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial adoption recognized at the date of initial application. The Foxtel Group is currently evaluating the method of adoption to be utilized as well as the impact ASU 2014-09 will have on its Financial Statements.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40)” (“ASU 2014-15”). ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Specifically, ASU 2014-15 provides a definition of the term substantial doubt and requires an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). It also requires certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans and requires an express statement and other disclosures when substantial doubt is not alleviated. ASU 2014-15 is effective for the Foxtel Group for annual and interim periods beginning July 1, 2016, however, early adoption is permitted. The Foxtel Group does not expect the adoption of ASU 2014-15 to have a significant impact on its Financial Statements.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). ASU 2015-02 is intended to address stakeholder concerns regarding the usefulness of financial statements where a reporting entity is required to consolidate a legal entity where the reporting entity’s contractual rights do not give it the ability to act primarily on its own behalf, the reporting entity does not hold a majority of the legal entity’s voting rights, or the reporting entity is not exposed to a majority of the legal entity’s economic benefits or obligations. The update amends the accounting guidance around the consolidation of limited partnerships, the consideration surrounding the primary beneficiary determination and the consolidation of certain investment funds. ASU 2015-02 is effective for the Foxtel Group for annual and interim periods beginning July 1, 2016, however, early adoption is permitted. The Foxtel Group does not expect the adoption of ASU 2015-02 to have a significant impact on its Financial Statements.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” which requires debt issuance costs relating to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The new guidance is effective for the Foxtel Group for the annual period beginning 1 July 2016, and should be applied retrospectively for all prior periods presented. Early adoption is permitted. The Foxtel Group does not expect the adoption of ASU 2015-03 to have a significant impact on its Financial Statements.

In April 2015, the FASB issued ASU 2015-05, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement” (“ASU 2015-05”). ASU 2015-05 clarifies guidance about whether a customer’s cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The guidance will not change GAAP for customer’s accounting for service contracts. In addition, the guidance in this update supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. The amendment can either be adopted prospectively for all arrangements entered into or materially modified after the effective date or retrospectively. ASU 2015-05 is effective for the Foxtel Group for annual and interim periods beginning July 1, 2016, however, early adoption is permitted. The Foxtel Group does not expect the adoption of ASU 2015-05 to have a significant impact on its Financial Statements.

NOTE 3. ACQUISITIONS

There were no acquisitions in the years ended June 30, 2015 and 2014. The results of operations and financial position of the entities acquired by the Foxtel Group during the year ended June 30, 2013 are included in the combined financial statements. There were no significant disposals in the years ended June 30, 2015, 2014 or 2013.

2013 Acquisition

On November 1, 2012, the Foxtel Group acquired certain assets (including the Showtime movie channels) and liabilities of Premium Movie Partnership (“PMP”), which was accounted for as an asset acquisition. The acquisition of PMP has enabled the Foxtel Group to offer an enhanced movie and premium drama product to its subscribers. The total purchase price for the acquisition was $15.7 million (exclusive of GST).

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 4. INVENTORIES

The Foxtel Group’s inventories were comprised of the following:

	As of June 30,
	2015	2014
	(in thousands)
Programming rights	$812,281	$602,831
Accumulated amortization	(344,862)	(277,086)

Total inventories, net	467,419	325,745
Less: non-current portion	(239,218)	(151,694)

Current inventories, net	$228,201	$174,051

In the years ended June 30, 2015, 2014 and 2013, there were no impairment charges on inventory.

NOTE 5. PROPERTY AND EQUIPMENT

The Foxtel Group’s property and equipment were comprised of the following:

	As of June 30,
	2015	2014
	(in thousands)
Leasehold improvements	$87,863	$78,963
Technical equipment	414,011	364,439
Digital set top units and installations	2,011,062	1,791,842
Other property and equipment	67,772	62,321

	$2,580,708	$2,297,565
Less: accumulated depreciation and amortization	(1,752,881)	(1,582,111)

Total property and equipment, net	$827,827	$715,454

Depreciation and amortization related to property and equipment was $320.6 million, $313.5 million and $349.8 million for the fiscal years ended June 30, 2015, 2014 and 2013, respectively.

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the AUSTAR acquisition in May 2012. There were no changes in the carrying value of goodwill of $1,933.2 million for the years ended June 30, 2015, 2014 and 2013.

There were no impairments of goodwill for the fiscal years ended June 30, 2015, 2014 and 2013.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The carrying values of the Foxtel Group’s intangible assets and related accumulated amortization were as follows:

	As of June 30,
	2015	2014
	(in thousands)
Intangible Assets Not Subject to Amortization
Brand and tradenames	$8,329	$8,329

Total Intangible Assets Not Subject to Amortization	8,329	8,329

Intangible Assets Subject to Amortization
Customer contracts (a)	55,733	116,575

Total Intangible Assets Subject to Amortization	55,733	116,575

Total Intangible Assets, Net	$64,062	$124,904

(a)

The customer contracts were acquired as part of the Austar acquisition. Net of accumulated amortization of $203.6 million and $142.8 million as of June 30, 2015 and 2014, respectively. The average useful life of customer contracts is 4 years.

Amortization expenses related to amortizable intangible assets, net was $60.8 million, $67.0 million and $79.6 million for the fiscal years ended June 30, 2015, 2014 and 2013, respectively.

Based on the current amount of amortizable intangible assets, net, the estimated amortization expense for each of the succeeding five fiscal years is as follows: 2016—$55.7 million; 2017—$nil; 2018—$nil; 2019—$nil; and 2020—$nil.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 7. BORROWINGS

The Foxtel Group’s borrowings comprised of the following:

	Interest rate as of June 30 2015	Due date as of June 30 2015	Outstanding
			As of June 30,
			2015	2014
			(in thousands)
Term debt facility (a)	—	—	$—	$400,000
Term debt facility (a)	3.33%	Oct 9, 2017	400,000	400,000
Term debt facility 2013 (a)	3.45%	Apr 7, 2019	300,000	300,000
Term debt facility 2014—tranche 1 (a)	3.45%	May 30, 2019	200,000	145,000
Working capital facility (a)	3.55%	Jun 30, 2018	80,000	30,000
Term debt facility 2014—tranche 2	3.53%	Jan 31, 2020	200,000	—
Term debt facility 2015	3.58%	Jul 31, 2020	209,000	—
US private placement 2009—tranche 1	—	—	—	32,867
US private placement 2009—tranche 2	5.83%	Sept 24, 2016	95,998	78,456
US private placement 2009—tranche 3	6.20%	Sept 24, 2019	97,295	79,517
US private placement 2012—USD portion—tranche 1	3.68%	Jul 25, 2019	194,590	159,033
US private placement 2012—USD portion—tranche 2	4.27%	Jul 25, 2022	259,454	212,044
US private placement 2012—USD portion—tranche 3	4.42%	Jul 25, 2024	194,590	159,033
US private placement 2012—AUD portion	7.04%	Jul 25, 2022	100,000	100,000
Loan from partners	12.00%	Jul 15, 2027	902,580	902,580
Lease liability	Various	Various	466	1,388

Total			$3,233,973	$2,999,918
US private placement 2012—fair value adjustment (b)			(6,675)	(19,927)

Total borrowings			$3,227,298	$2,979,991
Less current portion			(305)	(33,789)

Long-term borrowings			$3,226,993	$2,946,202

(a)	The facility bears interest at a floating rate of BBSY plus an applicable margin of between 1.0% and 2.2% per annum payable quarterly.
(b)	This captures the following elements:

•	The fair value adjustments arising from the entire U.S. private placement 2012 borrowings since inception to October 17, 2014.

•

On October 17, 2014, the Foxtel Group de-designated a portion of the fair value hedge related to the U.S. private placement 2012 borrowings, and re-designated this portion of the cross currency interest rate swaps together with a number of interest rates swaps (“Combined swaps”) as a cash flow hedge. As a result, a fair value adjustment, relating to the portion of debt now designated as cash flow hedge, will accrete the debt back to par value over the remaining life of the borrowings.

•	The fair value adjustments arising from the portion of the U.S. private placement 2012 borrowings which remains designated as a fair value hedge subsequent to October 17, 2014.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Working capital and term debt facilities

Unrestricted access was provided to the following lines of credit:

	As of June 30,
	2015	2014
	(in thousands)
Total facilities:
Term debt facility	$400,000	$800,000
Working capital facility	100,000	100,000
Term debt facility 2013	300,000	300,000
Term debt facility 2014—tranche 1	200,000	200,000
Term debt facility 2014—tranche 2	200,000	200,000
Term debt facility 2015	400,000	—

Used at the reporting date:
Term debt facility	400,000	800,000
Working capital facility	89,678	38,658
Term debt facility 2013	300,000	300,000
Term debt facility 2014—tranche 1	200,000	145,000
Term debt facility 2014—tranche 2	200,000	—
Term debt facility 2015	209,000	—

Amounts available remaining:	$201,322	$316,342

Total commitment fees related to the above facilities amounted to $2.4 million and $4.4 million for the fiscal years ended June 30, 2015 and 2014, respectively. The working capital facility has been drawn down by borrowings and also utilized through the provision of bank guarantees as outlined in Note 11.

2015 Update

On June 12, 2015, the group entered into a refinancing agreement with a syndicate of banks in terms of which current debt facilities held with the syndicate were restructured as follows:

•

$400,000,000 of current term debt facilities with a maturity date of April 2016 were refinanced to mature in July 2020. The interest rate on this facility equals the bank bill rate plus a margin of 1.38% as at June 30, 2015.

•

$1,100,000,000 of current term debt facilities were repriced at an interest rate equal to the bank bill rate plus a margin between 1.13% and 1.33% as at June 30, 2015, and their tenor extended by 6 months. The maturity of this facility is repayable in four tranches of $400,000,000, $300,000,000, $200,000,000 and $200,000,000 repayable in October 2017, April 2019, May 2019 and January 2020, respectively.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

2014 Update

On October 8, 2013 the group entered into a refinancing agreement with a syndicate of banks where the $285,000,000 bridge facility was refinanced and increased to $300,000,000. The new syndicated facility matures in October 2018 and carried interest equal to the BBSY plus a margin of 1.7% at the time. The margin was subsequently repriced to 1.45% on June 17, 2014, as detailed below.

On June 17, 2014, the group entered into a refinancing agreement with a syndicate of banks. This refinancing resulted in a reduction in interest rates across facilities and the modified terms are as follows:

•

$400,000,000 of current term debt facilities with a maturity date of April 2015 were refinanced to mature in two equal tranches in November 2018 and July 2019. The interest rates on these tranches are equal to BBSY plus a margin of 1.45% and 1.55% respectively as at June 30, 2014.

•

The $75,000,000 working capital facility with a maturity date of May 2015 was refinanced and increased to $100,000,000. The new working capital facility will mature in June 2018 and carries interest equal to BBSY plus a margin of 1.35% as at June 30, 2014.

•

$1,100,000,000 of current term debt facilities were repriced at an interest rate equal to the BBSY plus a margin of between 1.05% and 1.55% as at June 30, 2014. The maturity of these facilities remained unchanged and repayable in three tranches of $400,000,000, $400,000,000 and $300,000,000 in April 2016, April 2017 and October 2018 respectively as at June 30, 2014.

When entering into the term debt, the Foxtel Group hedged a significant portion of its future expected interest rate exposures using interest rate swaps that are designated where possible.

U.S. private placement (Senior unsecured notes)

On September 24, 2009, the Foxtel Group entered into a U.S. dollar private placement fixed interest loan for US$180.0 million. The entire loan and interest are economically hedged by a series of cross currency interest rate swaps held by the combined Foxtel Group. On September 24, 2014, the Foxtel Group made a repayment of US$31 million.

On May 23, 2012, the Foxtel Group entered into a firm commitment for funding by way of a private placement in the amount of US$500.0 million and A$100.0 million. The funds were drawn down on July 25, 2012. In relation to the US$ component, the foreign currency fixed interest loan and interest payments are hedged by a series of cross currency interest rate swaps designated as fair value hedges. On October 17, 2014, a portion of the US$ component was de-designated from its fair value hedge relationship and re-designated into a cash flow hedge relationship using a combination of cross currency interest rate swaps and newly entered interest rate swaps (refer to as “Combined swaps”). The remaining portion of the US$ component which was not de-designated remains in a fair value hedge relationship. At June 30, 2015, of the US$500.0 million debt, US$138.6 million is in a fair value hedge relationship, US$357.2 million is in a cash flow hedge relationship and US$4.2 million is the fair value adjustment required to accrete the loan back to its par value at maturity date.

Covenants, Collateral and Unamortized borrowing costs

The Foxtel Group’s external borrowings (term debt, facilities and U.S. private placement) require the Foxtel Group to comply with specified financial and non-financial covenants calculated in accordance with Australian International Financial Reporting Standards. These covenants include restrictions on undertaking future

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

transactions, incurring liens, undertaking transactions with related parties, making repayments of other loans, having fundamental business changes and entering into certain other financing arrangements. The financial debt covenants include maximum levels of total debt to Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) and minimum levels of interest cover (EBITDA to total interest expense) ratios. In the event of default, the liability of the partners is limited to the assets of the Foxtel Partnership and Foxtel Television Partnership. The Foxtel Group is in compliance with these covenants as of June 30, 2015.

There were no assets pledged as collateral for any of the borrowings.

Unamortized borrowing costs (representing the costs of acquiring external loan facilities) of $7.8 million and $10.8 million are capitalized as of June 30, 2015 and 2014, respectively. Of this amount, $2.9 million and $4.0 million has been classified as other current assets and $4.9 million and $6.8 million has been classified as other non-current assets as of June 30, 2015 and 2014, respectively. The amortized borrowing costs recorded in the combined statements of operations were $5.6 million, $6.7 million and $3.9 million for the fiscal years ended June 30, 2015, 2014 and 2013, respectively.

Loans from partners

In addition to the facilities outlined in the table above, the Foxtel Group has a subordinated note facility granted expressly for the purpose of the AUSTAR acquisition of which it was equally provided by controlled entities of Telstra and by controlled entities of News Corporation. The note entitles each of the two investors a 12% per annum fixed return. The loan is repayable within 15 years and three months of drawdown (April 15, 2012) and can be repaid within 10 years and three months of drawdown subject to prior repayment of senior debt (consisting of bank facilities and U.S. private placement debt). The loan from partners is $902.6 million as of June 30, 2015 and 2014.

Original currencies of borrowings

Borrowings are payable in the following currencies:

	As of June 30,
	2015	2014
	(in thousands)
United States Dollars (“US$”) (a)	$835,252	$701,023
Australian Dollars	2,392,046	2,278,968

Total borrowings	$3,227,298	$2,979,991

(a)

The US$ borrowings as of June 30, 2015 and 2014 were US$649.0 million and US$680.0 million, respectively. These US$ borrowings have been remeasured to Australian dollar equivalents using the spot rate at the combined balance sheets date. Included within the June 30, 2015 balance is also a fair value adjustment associated with the U.S. private placement 2012 of $6.7 million.

Of the impact of foreign currency movements on borrowings during the fiscal year ended June 30, 2015, a loss of approximately $26.7 million was recorded in ‘foreign exchange and other (losses) / gains on hedges, net’.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Future maturities

The following table summarizes the Foxtel Group’s debt maturities and capital lease obligations as of June 30, 2015:

Years Ending June 30,	Debt Maturities
2016	$—
2017	95,998
2018	480,000
2019	500,000
2020	491,886
Thereafter	1,665,623

Debt, excluding capital leases and fair value adjustments	$3,233,507
Amounts representing fair value adjustments	(6,675)

Debt, excluding capital leases	$3,226,832

Years Ending June 30,	Capital Lease Obligations
2016	330
2017	165
2018	—
2019	—
2020	—
Thereafter	—

Total minimum lease payments	495
Amounts representing interest	(29)

Present value of minimum lease payments	$466

Total debt and capital leases	$3,227,298

NOTE 8. FINANCIAL INSTRUMENTS AND FAIR VALUE

The Foxtel Group is directly and indirectly affected by changes in certain market conditions. These changes in market conditions may adversely impact the Foxtel Group’s financial performance and are referred to as “market risks.” When deemed appropriate, the Foxtel Group uses derivative instruments as a risk management tool to mitigate the potential impact of these market risks. The primary market risks managed by the Foxtel Group through the use of derivative instruments include:

•	foreign currency exchange rate risk: arising through foreign currency borrowing, payments for license fees, and capital expenditures (predominately digital set top units); and

•	interest rate risk: arising from floating rate borrowings.

The Foxtel Group uses derivative financial instruments such as cross currency interest rate swaps, interest rate swaps and foreign exchange contracts to hedge certain risk exposures. The Foxtel Group does not use derivative financial instruments for trading or speculative purposes.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Financial risk management is carried out by the Foxtel Group’s treasury department (“Treasury”) under policies approved by the Board of Directors (“Board”). These policies include identification and analysis of the risk exposure of the Foxtel Group and appropriate procedures, controls and risk limits. Treasury identifies, evaluates and enters into derivative transactions for the Foxtel Group.

The Foxtel Group formally designates all qualifying derivatives in hedge relationships (“hedges”) and applies hedge accounting where possible. However, all derivatives entered into by the Group pre-July 1, 2012 did not qualify for hedge accounting under U.S. GAAP. These hedges are nevertheless economically hedging exposures arising on forecast transactions or recognized assets and liabilities, in line with the Foxtel Group’s risk mitigation strategy. As a result, the changes in fair value of these hedges have been, and will continue to be, included as a component of net income in each reporting period, within ‘Foreign exchange and other (losses) / gains on hedges, net’.

Hedges are classified as current or non-current based on their maturity.

The accounting for gains and losses that result from changes in the fair values of derivative instruments depends on whether the derivatives have been designated and qualify as hedging instruments and the type of hedging relationships.

The fair values of the Foxtel Group’s derivative instruments which were valued using level 2 measurements and the line items on the combined balance sheets to which they were recorded are summarized as follows:

	Derivative Assets		Derivative Liabilities
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
	(in thousands)		(in thousands)
Derivatives designated as hedging instruments:
Foreign currency derivatives	$27,432	$5,040	$(90)	$(7,036)
Interest rate derivatives	—	—	(29,164)	(5,370)
Cross currency interest rate derivatives	35,741	—	—	(9,923)
Combined swaps	81,686	—	—	—

Total derivatives designated as hedging instruments	$144,859	$5,040	$(29,254)	$(22,329)
Derivatives not designated as hedging instruments:
Interest rate derivatives	$—	$—	$(25,957)	$(45,456)
Cross currency interest rate derivatives	26,489	—	—	(14,121)

Total derivatives not designated as hedging instruments	$26,489	$—	$(25,957)	$(59,577)

Total derivatives	$171,348	$5,040	$(55,211)	$(81,906)

Represented in the combined balance sheets as follows:
Current	$17,649	$5,040	$(10,675)	$(4,975)
Non-current	153,699	—	(44,536)	(76,931)

Cash flow hedging strategy

Management has a risk management policy to hedge at least 50% of expected operating foreign currency transactions for the subsequent 24 months, subject to approval by the chief financial officer (“CFO”) and to hedge 100% of the foreign exchange risk on foreign currency borrowings. Adjustments to the level of hedged

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

exposure can be approved by the CFO upon recommendation by the Treasury Manager. The maximum hedged term of a forecasted foreign currency transaction is in respect of foreign currency borrowings which are hedged to July 2024.

The total notional value of foreign exchange contract derivatives that have been designated and qualify for the Foxtel Group’s foreign currency cash flow hedging program was US$314.5 million and US$207.1 million as of June 30, 2015 and 2014, respectively. Foreign exchange contract derivatives are entered into to mitigate currency exchange risk in relation to payments for license fees and capital expenditures (predominately digital set top units).

The Foxtel Group monitors the mix of short-term debt and long-term debt regularly and manages the risk of interest rate fluctuations through the use of derivative financial instruments including forward starting instruments. 50% – 100% of the expected exposures on floating rate Australian dollar debt (including Term Debt, bridging facility and revolving working capital facility) in years 1 – 2, 50% – 80% of the exposures in years 3 – 5 and 50% of years 6 – 10 are hedged. The Foxtel Group has entered into interest rate swap agreements and has designated these as accounting hedges in conjunction with the Foxtel Group’s interest rate cash flow hedging program. The objective of this hedging program is to mitigate the risk of adverse changes in benchmark interest rates on the Foxtel Group’s future interest payments. The total notional value of these interest rate swap agreements that were designated and qualified for the Foxtel Group’s interest rate cash flow hedging program was $700.0 million and $600.0 million as of June 30, 2015 and 2014, respectively. The maximum hedged term over which the Foxtel Group is hedging exposure to variability in interest payments is to September 2022.

On October 17, 2014, the Foxtel Group entered into interest rate swap agreements to mitigate the risk of interest rate fluctuations on the Group’s U.S. dollar private placement 2012 borrowings, which up to this date were hedged under designated cross-currency interest rate swap agreements. The Group, de-designated a portion of the cross-currency interest rate swaps, and formally re-designated them in a qualifying combined notional swap together with the new interest rate swap agreements. The total notional value of the Combined swaps that were designated and qualified for the Foxtel Group’s hedging program was US$357.2 million as of June 30, 2015. The maximum hedged term over which the Foxtel Group is hedging exposure to variability in interest payments is to September 2024.

Total notional value of foreign exchange contract derivatives where the cash flow hedging relationships have been discontinued was $9.4 million during the year ended June 30, 2015. There were no interest rate swaps or Combined swaps where the cash flow hedging relationship was discontinued during the year ended June 30, 2015 and June 30, 2014.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The following table presents the pre-tax impact ($nil tax impact) that changes in the fair values of derivatives designated as cash flow hedges had on accumulated other comprehensive income (“AOCI”) and earnings during the years ended June 30, 2015, 2014 and 2013:

	Gains /(losses) recognized in OCI on derivatives for the years ended (effective portion)			Gains / (losses) reclassified from AOCI into income for the years ended
	June 30, 2015	June 30, 2014	June 30, 2013	June 30, 2015	June 30, 2014	June 30, 2013
	(in thousands)			(in thousands)
Derivatives designated as cash flow hedging instruments:
Foreign currency	$49,662	$(18,086)	$16,090	$(14,163)	$3,108	$—
Interest rate	(24,902)	(19,946)	14,576	1,216	271	—
Combined swaps	47,725	—	—	(55,044)	—	—

Total	$72,485	$(38,032)	$30,666	$(67,991)	$3,379	$—

During each of the fiscal years presented, the amounts recognized in earnings on derivative instruments designated as cash flow hedges related to the ineffective portion were not material, and the Foxtel Group did not exclude any component of the changes in fair value of the derivative instruments from the assessment of hedge effectiveness. As of June 30, 2015, the Foxtel Group estimates that approximately $14.4 million of net derivative losses related to its cash flow hedges included in AOCI will be reclassified into earnings within the next 12 months on the assumption that the exchange rate and interest rates are identical to June 30, 2015.

Fair value hedging strategy

The Foxtel Group’s primary interest rate risk arises from long-term debt. Borrowings issued at fixed rates and in US dollars expose the Foxtel Group to fair value interest rate risk and currency rate risk. The Foxtel Group manages fair value interest rate risk and currency rate risk through the use of cross-currency interest rate swaps under which the Foxtel Group exchanges fixed interest payments equivalent to the interest payments on the US$ denominated debt for floating rate Australian dollar denominated interest payments. The changes in fair values of derivatives designated as fair value hedges and the offsetting changes in fair values of the hedged items are recognized in earnings. As of June 30, 2015, such adjustments increased the carrying value of long-term debt by $76.6 million. As described under cash flow hedging strategy, on October 17, 2014, the group entered into interest rate swaps designed to mitigate the Group’s exposure to floating rate interest payments on a portion of the cross-currency interest rate swaps relating to the U.S. private placement 2012 debt. This resulted in a de-designation of a portion of cross-currency interest rate swaps on this date, as the rate exposure was re-designated in a cash flow hedge. The total notional value of cross-currency interest rate derivatives that related to fair value hedges of this type was US$138.6 million and US$500 million as of June 30, 2015 and June 30, 2014 respectively which relates to the U.S. private placement 2012 debt.

Economic (non-designated) hedging strategy

In addition to derivative instruments that are designated and qualify for hedge accounting, the Foxtel Group also uses certain derivatives not designated as accounting hedges to mitigate foreign currency and interest rate risk. These are referred to as economic hedges. The changes in fair value of economic hedges are immediately recognized into earnings.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The total notional value of foreign exchange derivatives related to the Foxtel Group’s foreign currency economic hedges (excluding those that were de-designated during the year) was US$nil million as of June 30, 2015 and 2014, respectively. The total notional value of interest rate derivatives related to the Foxtel Group’s interest rate economic hedges was $849.9 million and $987.4 million as of June 30, 2015 and 2014, respectively which primarily relates to the term debt facilities. The total notional value of cross currency interest rate derivatives related to the Foxtel Group’s fair value interest rate risk economic hedges was US$149.0 million and US$180.0 million as of June 30, 2015 and 2014, respectively which relate to the U.S. private placement 2009 debt.

Summary of foreign exchange and other (losses) / gains on hedges, net

The following table presents the pre-tax impact ($nil tax impact) that changes in the fair values of all derivatives had on earnings during the years ended June 30, 2015, 2014 and 2013:

	(Losses) / Gains for the years ended
	June 30, 2015	June 30, 2014	June 30, 2013
	(in thousands)
Interest on economic hedges	$(26,624)	$(32,533)	$(36,247)
Fair value adjustments on economic hedges (b)	59,874	11,599	52,015
Foreign currency remeasurement on borrowings not designated in a hedge relationship (spot retranslation) (b)	(39,661)	6,151	(19,808)
Ineffectiveness on interest rate swaps designated as cash flow hedges (b)	(109)	(271)	—
Ineffectiveness on combined swaps designated as cash flow hedges (b)	93	—	—

Fair value hedge (a) (b)
Fair value adjustment on firm commitment	—	—	(9,215)
Fair value adjustment on derivative prior to designation as a fair value hedge	—	—	3,804
Foreign exchange remeasurement on borrowings designated as fair value hedge	12,997	17,085	(62,277)
Fair value adjustment on borrowings designated as fair value hedge	(89,637)	(11,193)	43,823
Fair value adjustment on derivative designated as fair value hedge	79,625	(17,127)	28,658

Total foreign exchange and other (losses) / gains on hedges, net	$(3,442)	$(26,289)	$753

(a)

The Foxtel Group entered into a firm commitment for US$500.0 million fixed rate private placement borrowings in May 2012. This commitment was recorded within borrowings in the combined balance sheets. Corresponding derivative instruments were taken out on that date to hedge the foreign currency and interest rate exposure on the commitment. The firm commitment and the hedge were remeasured to their fair values on June 30, 2012 and on the draw down date of the borrowing, July 25, 2012, with the gains / (losses) recorded in earnings within ‘Foreign exchange and other (losses) / gains on hedges, net’.

On the draw down date of the borrowing, the cumulative fair value of the firm commitment of $12.7 million was capitalized to the initial value of the borrowing. The hedging instrument was designated as a fair value hedge of the borrowing on that date. All subsequent hedging adjustments on both the borrowing and the hedging instrument have been recorded in earnings within ‘Foreign exchange and other (losses) / gains on hedges, net’.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The net impact of the firm commitment and the hedging instrument on earnings prior to designation of the fair value hedge relationship was $nil, $nil and $5.4 million for the fiscal years ended June 30, 2015, 2014 and 2013, respectively.

The net impact of the fair value adjustment on borrowings and corresponding fair value adjustment on the derivative designated as a fair value hedge on earnings was $3.0 million and ($11.2) million for the fiscal year ended June 30, 2015 and 2014, respectively. Overall, the combined impact on earnings from the borrowing and the hedging instrument including both the pre-designation and post-designation period was ($3.0) million, $11.2 million and ($4.8) million for the fiscal years ended June 30, 2015, 2014 and 2013, respectively.

(b)

These represent the non-cash fair value adjustments and foreign currency translation adjustments as disclosed on the combined statements of cash flow line item ‘Fair value adjustments and foreign currency translation’ of ($23.2 million), ($6.2 million) and ($37.0 million) for the fiscal years ended June 30, 2015, 2014 and 2013, respectively.

Fair value measurement

In accordance with ASC 820, the Foxtel Group measures assets and liabilities using inputs from the following three levels of the fair value hierarchy: (i) inputs that are quoted prices in active markets for identical assets or liabilities (“Level 1”); (ii) inputs other than quoted prices included within Level 1 that are observable, including quoted prices for similar assets or liabilities (“Level 2”); and (iii) unobservable inputs that require the entity to use its own best estimates about market participant assumptions (“Level 3”).

Additionally, in accordance with ASC 815 “Derivatives and Hedging”, the Foxtel Group has included additional disclosures about the Foxtel Group’s derivatives and hedging activities (Level 2). There were no assets or liabilities measured using tiers of Level 3. Level 1 incorporates cash and cash equivalents.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The tables below present information about items on which fair value measurements have been made:

	Fair Value Measurements
	Significant Other observable inputs (Level 2)
	As of June 30
	2015	2014
	(in thousands)
Assets
Cross currency interest rate swap contracts—fair value hedges	$35,741	$—
Cross currency interest rate swap contracts—economic hedges	26,489	—
Combined swaps	81,686	—
Foreign currency exchange contracts—cash flow hedges	27,432	5,040

Total assets	$171,348	$5,040

Liabilities
Interest rate swap contracts—economic hedges	$(25,957)	$(45,456)
Cross currency interest rate swap contracts—economic hedges	—	(14,121)
Foreign currency exchange contracts—cash flow hedges	(90)	(7,036)
Interest rate swap contracts—cash flow hedges	(29,164)	(5,370)
Cross currency interest rate swap contracts—fair value hedges	—	(9,923)

Total liabilities	$(55,211)	$(81,906)

There were no transfers between levels of the fair value hierarchy during any of the periods presented. Specific valuation techniques used to value level 2 financial instruments include:

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at each reporting date; and

•

The fair value of cross currency interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves and determined using forward exchange rates at each reporting date.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 9. INCOME TAX

The Foxtel Group has no operations in jurisdictions other than Australia. Significant components of the Foxtel Group’s provision for income taxes from continuing operations were as follows:

	For the years ended June 30,
	2015	2014	2013
	(in thousands)
Current	$30,078	$25,901	$3,232
Deferred	1,746	(2,454)	26,678

Total income tax expense	$31,824	$23,447	$29,910

The reconciliation of effective income tax rate on continuing operations with the statutory income tax rate was:

	For the years ended June 30,
	2015	2014	2013
Australian income tax	30%	30%	30%
Permanent differences and other	1%	(2%)	(1%)
Partnership income not subject to tax at Foxtel Group level	(20%)	(21%)	(14%)
Change in valuation allowance	—	—	(3%)

Effective income tax rate	11%	7%	12%

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The following is a summary of the components of the deferred tax accounts:

	As at June 30,
	2015	2014
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$77,839	$92,861
Accrued liabilities and deferred revenue	31,463	30,877
Provision for doubtful debts	1,262	—
Other	1,204	2,193

Total deferred tax assets	$111,768	$125,931

Deferred tax liabilities
Programming rights	$—	$(2,716)
Property and equipment	(20,186)	(10,462)
Intangible assets	(18,514)	(36,754)
Other	(3,368)	(2,982)

Total deferred tax liabilities	$(42,068)	$(52,914)

Net deferred tax asset before valuation allowance	$69,700	$73,017
Less: valuation allowance	(20,201)	(21,772)

Net deferred tax assets	$49,499	$51,245

Represented in the combined balance sheet as follows:
Current deferred income taxes—asset	$25,225	$15,917
Non-current deferred income taxes—asset	24,769	38,487
Current deferred income taxes—liability	(349)	(887)
Non-current deferred income taxes—liability	(146)	(2,272)

Net deferred tax assets	$49,499	$51,245

The Foxtel Group includes a number of stand-alone taxpayers (Customer Services Pty Limited, Foxtel Cable Television Pty Limited, Foxtel Management Pty Limited, Multi Channel Network Pty Limited and Main Event Pty Limited) and two separate Australian tax consolidated groups, the Foxtel Holdings Pty Limited tax consolidated group and the XYZnetworks Pty Limited tax consolidated group (all collectively referred to as the “Foxtel taxpayers”). The table above and disclosures below represent the deferred income taxes for the Foxtel taxpayers.

At June 30, 2015, the Foxtel taxpayers had approximately $259.5 million of net operating loss carryforwards available to offset future taxable income. These net operating loss carryforwards have an unlimited carryforward period subject to the satisfaction of the loss testing rules (continuity of ownership test and the same business test). The Foxtel Group utilized the benefits of prior year operating loss carryforwards in the amount of $50.1 million and $51.0 million for the fiscal years ended June 30, 2015 and 2014, respectively. The net operating losses have been carried forward by the Foxtel taxpayers since the AUSTAR acquisition on May 23, 2012.

Franking credits available for subsequent periods, based on a tax rate of 30%, amounts to $2.1 million for the fiscal year ended June 30, 2015.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Realization of the net deferred tax assets of $49.5 million is dependent upon the Foxtel taxpayers’ ability to generate future taxable income in the relevant tax jurisdiction to obtain benefit from the reversal of temporary differences and net operating loss carryforwards. The amount of deferred taxes considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced. As of June 30, 2015, deferred tax assets of two controlled entities were not considered to be realizable and therefore a full valuation allowance has been established.

Uncertain tax positions are accounted for in accordance with accounting standards that require management’s assessment of the expected treatment of a tax position taken in a filed tax return, or planned to be taken in a future tax return, that has not been reflected in measuring income tax expense for financial reporting purposes. Until such positions are sustained by the taxing authorities, the Foxtel Group would not recognize the tax benefits resulting from such positions and would report the tax effect as a liability in the Foxtel Group’s combined balance sheets. The Foxtel Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense, in the combined statements of operations. As of June 30, 2015, the Foxtel Group had no unrecognized tax benefits or interest or penalties recorded for any of the periods presented. The tax years ended 2009 through 2015 for Foxtel Holdings and 2011 through 2015 for all other entities remain open to examination by the major taxing jurisdiction in which the entities are subject to tax.

NOTE 10. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Foxtel Group enters into transactions with related parties. Related parties consist of partners, entities owned by partners and equity method investees.

Revenue transactions with these related parties include primarily subscriber revenue for resale and distribution of the Foxtel Group products and other revenue. Payment of goods and services from related parties includes purchases of and license fees for programming content, contributions to marketing and television production costs, telephony and internet and networking costs.

The following table sets forth the transactions with related parties during the year:

	For the years ended June 30,
	2015	2014	2013
	(in thousands)
Revenue
From partners or partners’ owned entities	$735,600	$675,347	$642,279
From equity investees	9,691	3,548	2,054

	$745,291	$678,895	$644,333

Operating expenses
To partners or partners’ owned entities	$643,989	$565,798	$554,724
To equity investees	25,097	19,198	19,864

	$669,086	$584,996	$574,588

Other transactions from partners or partners’ owned entities
Distributions	$250,000	$330,000	$310,000
Interest paid to partners	108,310	108,310	90,000
Interest accrued on loan from partners	—	—	16,352
Interest accrued on loan from equity investees	94	—	—

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The following table sets forth the amount of accounts receivable due from and payable to related parties outstanding on the combined balance sheets:

	As of June 30,
	2015	2014
	(in thousands)
Receivable from related parties:
From partners or partners’ owned entities	$21,258	$20,591
From equity investee	5,089	201

	$26,347	$20,792
Trade and other payable to related parties:
To partners or partners’ owned entities	$134,314	$101,786
To equity investee	3,409	4,265

	$137,723	$106,051
Borrowings from related parties:
Loans from partners	$902,580	$902,580

Except for loans from partners as disclosed above, balances with related parties are unsecured, interest-free and repayable upon demand.

NOTE 11. COMMITMENTS AND CONTINGENCIES

The Foxtel Group has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Foxtel Group’s material firm commitments as of June 30, 2015:

	As of June 30, 2015
	Payments Due by Period
	Total	1 year	2-3 years	3-4 years	After 5 years
	(in thousands)
Operating lease (a)
Satellite service agreements (b)	$653,503	$103,196	$202,150	$122,475	$225,682
Property leases	75,118	17,639	33,881	13,983	9,615
Other	29,455	8,493	9,382	1,550	10,030
Capital lease (c)	466	305	161	—	—
Other commitments
Minimum subscriber guarantees (d)	806,269	500,221	199,460	106,588	—
Programming costs (e)	504,169	145,553	198,225	112,171	48,220
Broadcasting rights	519,890	188,849	216,298	103,118	11,625
Capital expenditure (f)	64,277	64,277	—	—	—
Sports sponsorship	1,850	1,050	800	—	—
Funding commitments to equity investee (g)	43,558	18,230	15,328	10,000	—
Investments (h)	77,000	77,000	—	—	—

Total commitments and contractual obligations	$2,775,555	$1,124,813	$875,685	$469,885	$305,172

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

(a)

The Foxtel Group leases property, motor vehicles, IT and equipment which are classified as operating leases. Leases are for multiple years and may contain renewal options. The operating lease expense including the satellite service agreements was approximately $124.5 million, $126.5 million and $133.7 million for the fiscal years ended June 30, 2015, 2014 and 2013, respectively.

(b)	Satellite expenditures in respect of payments for transponder services on two satellites. The satellite service arrangements are accounted for as operating leases.
(c)	The capital lease minimum payments are represented net of interest. The interest component is $25.0 thousand for year 1 and $4.0 thousand for years 2 to 3.
(d)

Operating expenditures in respect of minimum subscriber guarantees payable for license fees to third parties and related parties are based on the contracted period. For the related parties minimum subscriber guarantee, it includes commitments with contract periods of between 1 and 4 years as well as a commitment of $114.6 million per year under a perpetual contract with no defined term of expiry. For the purposes of the table above, the commitments arising from the perpetual contract have not been presented.

(e)	Programming expenditures in respect of payments committed to various suppliers for programming content.
(f)	Capital expenditures in respect of digital set top boxes, satellite dishes and other ancillary electronic components.
(g)

The Foxtel Group have contractual commitments for marketing contributions to an equity investee of $5 million per annum under a perpetual contract with no defined term of expiry. For the purposes of the “funding commitments to equity investee” in this note disclosure, 5 years of the perpetual contract have been included in the disclosure.

(h)

The Foxtel Group committed to invest up to $77 million into Ten Network Holdings Limited (“Ten”) as part of a broader equity raising by Ten. The transaction is subject to regulatory and other approvals which are expected in late 2015 calendar year.

The Foxtel Group also has certain contractual arrangements in relation to certain investees that would require the Foxtel Group to make payments or provide funding if certain circumstances occur (“contingent guarantees”). The Foxtel Group does not expect that these contingent guarantees will result in any material amounts being paid by the Foxtel Group in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Foxtel Group expects to incur an obligation to make payments during that time frame.

	As of June 30, 2015
	Guarantees expiration per year
	Total	1 year	2-3 years	3-4 years	After 5 years
	(in thousands)
Bank guarantees (a)	$9,678	$431	$3,913	$3,917	$1,417

(a)

The Foxtel Group has outstanding bank guarantees expiring in favour of the landlords of the Foxtel Group’s leased office premises, issued by a financial institution. The Foxtel Group may be obligated to contribute funding to the banks in event of default on their lease payments. These guarantees have varying terms which extend through the life of the lease. There is no obligation booked as of June 30, 2015 as the event of default is remote.

During the year, the Foxtel Group entered into an agreement to provide Presto Pay TV Limited a working capital facility of up to $30 million, which can be drawn down at any point in time in accordance with board approved budgets, up until maturity date. At year-end, $3.9 million has been drawn. The facility matures 10 years after the first draw down which occurred on 30 January 2015 and the interest rate is BBSW plus 3.5%.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Contingencies

The Foxtel Group could be involved in routine litigation and contingencies through the ordinary course of its business. A provision for litigation would be accrued when information available to the Foxtel Group indicates that it is probable a liability has been incurred and the amount of loss can be reasonably estimated. For the limited routine litigation that arises from the ordinary course of business, the Foxtel Group is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses as the proceedings are in the early stages and there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Foxtel Group believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Foxtel Group’s combined statements of operations, balance sheets, or statements of cash flow.

NOTE 12. SUBSEQUENT EVENTS

In accordance with ASC 855, “Subsequent Events”, the Foxtel Group evaluated subsequent events through August 11, 2015, which was also the date that these combined financial statements were issued.

In June 2015, the Foxtel Group committed to invest up to $77 million into Ten as part of a broader equity raising by Ten. As part of this transaction, Ten has also agreed to acquire 24.99% of the Foxtel Group’s ordinary equity in Multi Channel Network Pty Limited, which will reduce Foxtel’s ordinary equity interest to 50.01%. The transaction is subject to regulatory and other approvals which are expected in late 2015 calendar year.

No other matter or circumstance has arisen since June 30, 2015 that has significantly affected, or may significantly affect the group’s operations, the results of those operations, or the group’s state of affairs.